

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Richard Mack
Chief Executive Office
Claros Mortgage Trust, Inc.
c/o Mack Real Estate Credit Strategies, L.P.
60 Columbus Circle, 20th Floor
New York, NY 10023

>   **Re: Claros Mortgage Trust, Inc.**
>   **Amendment No. 4 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted September 18, 2020**
>   **CIK No. 0001666291**

Dear Mr. Mack:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on S-11 submitted September 18, 2020

Management's Discussion and Analysis
Introduction, page 116

1.   We note your disclosure in footnote 6 that underwritten values and projected costs are updated for certain loan modifications. Please clarify for us, and consider disclosing, whether the $1.7 billion in loan modifications entered into during the period ended July 31, 2020 resulted in an update to the related loan-to-value.

Asset Management, page 128

2.   We note you have classified 12 loans as category "4" with a total unpaid principal balance of $1.3 billion and entered into loan modifications representing $1.7 billion of unpaid principal balance. Please tell us what consideration you have given to providing further disaggregated information for these loans including geographical location, industry, property type, maturity, loan-to-value and class.

    You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction